BOOMER VENTURES, INC.

Posada del Rey, Via Italia

Ciudad de Panama, Republica de Panama

Phone: (507) 6500-2750
Fax: (949) 272-0088
Email: boomerventures@gmail.com

United States Securities and Exchange Commission
Washington, DC 205494
Attention: Mark P. Shuman

RE:	Boomer Ventures, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed June 13, 2014 File No. 333-183938

September 12, 2014

Dear Mr. Shuman,

We have received the comment letter from the SEC dated July 10, 2014 and we have responded and amended the Registration Form accordingly.

General

1.	We have made revisions throughout our Registration Statement to clearly disclose that the Company has not yet developed the search engine and that successful completion of the engine is not a certainty.

2.	Catalyst Capital Group is engaged by the Company for the limited responsibility of filing of certain corporate documents on behalf of the Company. Catalyst is involved with the Edgar filing of the S-1 during this registration process.

Facing Sheet

3.	In this most recently filed amendment, we included the telephone number, including the area code, of the Company’s principal executive offices.

Prospectus Cover Page

4.	We have revised our disclosure to clearly state that we are a shell company and described the resulting consequences to our company.

Prospectus Summary

About Boomer Ventures, Inc., page 4

5.	We revised the introductory paragraph of our Prospectus Summary to clearly state that the Company has not yet commenced the development of our website or any other proposed business operations.
6.	The prospectus summary has been revised to include a paragraph addressing the Company’s plans to be listed on the OTCBB, the lack of an existing market, the significant steps that are required in order for our shares to be quoted, and also listing on the OTCBB may not occur.

Risk Factors

General

7.	We have included a risk factor that highlights the Company’s consequences as shell status as requested.

“Our plans are dependent upon key individuals…” page 8

8.	We have modified this section to more accurately describe the risk factor.

The company does not feel Ms. Tristan’s lack of technical skills poses a risk in managing key personnel and attracting technical talent for the following reasons:

1. Ms. Tristan possesses an Undergraduate degree in marketing and advertising as well as a Masters degree in business administration and human resources. We are confident with her dual business academic degrees, particularly the human resources specialization, she will be able to select a competent technical team, retain them and also be able to lead them in performing the tasks as assigned to them.

2. Ms. Tristan has many years of professional managerial experience in working with many large corporations with staff sizes of 1,000 persons or more. This level of management experience shows that she has worked in many different types of organizations allowing her diverse exposures and opportunities in interacting and managing many different types of personnel in various positions and departments. This demonstrates another facet of her talent and flexible skill sets, which are necessary in developing the Company’s business.

3. Ms. Tristan’s business experience in administration, advertising, marketing, and human resources, of which a large portion of her role was either managerial or executive level, have led her to deal with many types of professionals. Some of the professionals she has experience working with have been computer-based, such as web developers, software specialists, and computer technicians.

This overall experience is a proven record of her business accomplishments and will serve the Company well in her ability to hire, retain and manage the employees and other consultants to be engaged by the Company.

Other

9.	A risk factor has been included outlining the Company’s reporting obligations and risk of suspension given a limited number of shareholders.

Use of Proceeds, page 21

10.	The Company believes that if only 10% of the shares offered for sale are not sold, we would not incur any legal or accounting expenses as there would not be sufficient funds available, particularly after the deduction of the offering expenses, to pay for any further expenses of the Company. We have reconciled our statement on page 16 to be consistent with the Company’s legal and accounting expenses listed included in the table on page 21.

Management’s Discussion and Analysis or Plan of Operation

Other, page 29

11.	We have modified our statement made under “Liquidity” section regarding the treatment of offering costs to be consistent with our corporate policy.

Liquidity, page 29

12.	Our anticipated operational expenses are now consistently stated. We revised the minimum amount of capital required to conduct operations in accordance with our business plan for one year from the date of the prospectus to $10,000.

Competition, page 42

13.	We have modified our disclosure on pages 32 and 36 to disclose the Company’s underlying basis for our belief on the differences between our deep search engine compared to competitors’ search engines.

Exhibits, page 81

14.	We have included the form of subscription agreement, Exhibit 99.1, in the Exhibit Index and filed it as an exhibit to the Company’s most recently filed S-1.
15.	We have made revisions to ensure that our exhibit index only references the most recently filed legality opinion and it now makes reference to only one exhibit labeled 23.1.
16.	We will ensure that future consents from our accountant, Hillary CPA Group, will reflect that the Company does not have a class of securities registered under the Exchange Act.

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me by e-mail: boomerventures@gmail.com

Sincerely,

Alicia Tristan